UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-32328

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

MECHEL OAO

Full Name of Registrant

Former Name if Applicable

Krasnoarmeyskaya Street 1

Address of Principal Executive Office (Street and Number)

Moscow 125993, Russian Federation

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form

N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

Mechel OAO (“Mechel”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) within the prescribed time period without unreasonable effort or expense. The delay in filing the 2011 Form 20-F is a result of the considerable time and attention that Mechel’s management has devoted to conducting negotiations with its lenders in connection with Mechel’s request to obtain waivers relating to certain covenants in a number of its credit facilities and loans and the amendment of certain terms in such credit facilities and loans, as well as the extension of certain credit facilities. On April 27, 2012, Mechel announced that it reached agreement with its lenders regarding these negotiations.

Because of the significant time and resources that Mechel’s management has devoted, over the past several weeks, to obtaining these waivers and negotiating the amendments in a number of its credit facilities as well as the extension of certain credit facilities, Mechel has not been able to devote sufficient resources to the preparation of its 2011 Form 20-F for a timely filing. In addition, because these waivers and amendments and extensions described above were obtained only a few days prior to the deadline for filing its 2011 Form 20-F, Mechel did not have sufficient time to reflect these developments in its financial statements and in other relevant items of the Form 20-F. As a result, Mechel is unable to file its 2011 Form 20-F by the prescribed deadline without unreasonable effort or expense.

The changes to certain credit facilities that have been agreed will be described in the 2011 Form 20-F, which Mechel intends to complete and file on or before May 15, 2012.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vladislav Zlenko	+7-495	221-8888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MECHEL OAO

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 1, 2012	By:	/s/ Evgeny V. Mikhel
Evgeny V. Mikhel
Chief Executive Officer